UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of AUGUST, 2006.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:  AUGUST 1, 2006                      /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Director and CFO

--------------------------------------------------------------------------------



                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)

                          INTERIM FINANCIAL STATEMENTS
                            FOR THE NINE MONTHS ENDED
                                  MAY 31, 2006

                      (UNAUDITED - PREPARED BY MANAGEMENT)


--------------------------------------------------------------------------------

MANAGEMENT'S COMMENTS ON UNAUDITED INTERIM  FINANCIAL STATEMENTS



The accompanying unaudited interim financial statements of Halo Resources Ltd. for the nine months ended May 31, 2006, have been prepared by and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                             INTERIM BALANCE SHEETS
                      (UNAUDITED - PREPARED BY MANAGEMENT)


                                                      MAY 31,        August 31,
                                                       2006            2005
                                                         $               $

                                     ASSETS

CURRENT ASSETS

Cash                                                    924,879         893,525
Amounts receivable and prepaids                         166,997         197,507
                                                   ------------    ------------
                                                      1,091,876       1,091,032

CAPITAL ASSETS (Note 3)                                 249,908          32,761
UNPROVEN MINERAL INTERESTS (Note 4)                  23,321,634      22,759,333
DEFERRED SHARE ISSUE COSTS (Note 6(a))                        -          45,556
                                                   ------------    ------------
                                                     24,663,418      23,928,682
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                124,680         584,221

REDEEMABLE PREFERRED SHARES (Note 5)                  8,000,000       8,000,000
ASSET RETIREMENT OBLIGATION (Note 12)                   995,500         938,500
FUTURE INCOME TAX LIABILITY                           5,403,633       5,328,000
                                                   ------------    ------------
                                                     14,523,813      14,850,721
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 6)                               32,527,163      28,487,576
SHARE SUBSCRIPTIONS RECEIVED (Note 6(a))                      -         958,950
CONTRIBUTED SURPLUS (Note 8)                          1,098,464         738,642
DEFICIT                                             (23,486,022)    (21,107,207)
                                                   ------------    ------------
                                                     10,139,605       9,077,961
                                                   ------------    ------------
                                                     24,663,418      23,928,682
                                                   ============    ============
COMMITMENT (Note 10)

SUBSEQUENT EVENT (Note 4(e))


APPROVED BY THE BOARD

/s/ MARC CERNOVITCH, Director
-----------------------------
/s/ NICK DEMARE    , Director
-----------------------------


          The accompanying notes are an integral part of these interim financial statements.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                     INTERIM STATEMENTS OF LOSS AND DEFICIT
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                        THREE MONTHS ENDED               NINE MONTHS ENDED
                                                              MAY 31,                         MAY 31,
                                                   ----------------------------    ----------------------------
                                                       2006            2005            2006            2005
                                                         $               $               $               $

REVENUES

Interest and other                                        4,513          13,016          12,661          25,782
                                                   ------------    ------------    ------------    ------------

EXPENSES

Accretion (Note 12)                                      19,000               -          57,000               -
Amortization of capital assets                           12,053           1,946          22,263           2,508
General and administrative                              282,356         384,882       1,000,501         829,540
General exploration                                      11,780           2,611          15,691           2,611
Stock-based compensation                                      -          14,975         359,822         559,031
Write-down of unproven
    mineral interest (Note 4(b))                      1,681,199               -       1,681,199               -
                                                   ------------    ------------    ------------    ------------
                                                      2,006,388         404,414       3,136,476       1,393,690
                                                   ------------    ------------    ------------    ------------
LOSS BEFORE INCOME TAX                               (2,001,875)       (391,398)     (3,123,815)     (1,367,908)

FUTURE INCOME TAX RECOVERY                              180,000         134,000         745,000       1,343,000
                                                   ------------    ------------    ------------    ------------
NET LOSS FOR THE PERIOD                              (1,821,875)       (257,398)     (2,378,815)        (24,908)

DEFICIT - BEGINNING OF PERIOD                       (21,664,147)    (20,506,607)    (21,107,207)    (20,739,097)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                             (23,486,022)    (20,764,005)    (23,486,022)    (20,764,005)
                                                   ============    ============    ============    ============

LOSS PER COMMON SHARE
    - BASIC AND DILUTED                                  $(0.06)         $(0.01)         $(0.09)         $(0.00)
                                                   ============    ============    ============    ============
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                        29,903,906      18,771,405      27,563,547      14,397,226
                                                   ============    ============    ============    ============









          The accompanying notes are an integral part of these interim financial statements.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                         INTERIM STATEMENTS OF CASH FLOW
                      (UNAUDITED - PREPARED BY MANAGEMENT)




                                                        THREE MONTHS ENDED               NINE MONTHS ENDED
                                                              MAY 31,                         MAY 31,
                                                   ----------------------------    ----------------------------
                                                       2006            2005            2006            2005
                                                         $               $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                              (1,821,874)       (257,398)     (3,123,815)        (24,908)
Items not involving cash
    Accretion                                            19,000               -          57,000               -
    Amortization of capital assets                       12,053           1,946          22,263           2,508
    Professional fees                                         -               -          60,000               -
    Stock-based compensation                                  -          14,975         359,822         559,031
    Write-down of unproven mineral interest           1,681,199               -       1,681,199               -
    Future income tax recovery                         (180,000)       (134,000)       (745,000)     (1,343,000)
Decrease (increase) in amounts receivable
    and prepaids                                         80,673         (15,586)         30,510        (232,022)
Increase (decrease) in accounts payable
    and accrued liabilities                             (22,637)        459,844        (459,541)        662,034
                                                   ------------    ------------    ------------    ------------
                                                       (231,587)         69,781      (1,372,562)       (376,357)
                                                   ------------    ------------    ------------    ------------
FINANCING ACTIVITIES

Common shares issued for cash                         1,163,200         105,000       4,125,749       6,911,397
Common share issue costs                                      -               -        (257,173)       (647,423)
                                                   ------------    ------------    ------------    ------------
                                                      1,163,200         105,000       3,868,576       6,263,974
                                                   ------------    ------------    ------------    ------------
INVESTING ACTIVITIES

Additions to resource interests                        (657,590)     (3,692,729)     (2,225,250)     (4,874,245)
Purchase of capital assets                                    -         (22,481)       (239,410)        (36,893)
                                                   ------------    ------------    ------------    ------------
                                                       (657,590)     (3,715,210)     (2,464,660)     (4,911,138)
                                                   ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN CASH
    AND CASH EQUIVALENTS                                274,023      (3,540,429)         31,354         976,479

CASH AND CASH EQUIVALENTS
    - BEGINNING OF PERIOD                               650,856       4,845,973         893,525         329,065
                                                   ------------    ------------    ------------    ------------
CASH AND CASH EQUIVALENTS
    - END OF PERIOD                                     924,879       1,305,544         924,879       1,305,544
                                                   ============    ============    ============    ============



SUPPLEMENTARY CASH FLOW INFORMATION - See Note 11.



          The accompanying notes are an integral part of these interim financial statements.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 INTERIM SCHEDULE OF UNPROVEN MINERAL INTERESTS
                      (UNAUDITED - PREPARED BY MANAGEMENT)


                                    ---------------------------------------------------------------------------------   -----------
                                                                                                                         AUGUST 31,
                                                                        MAY 31, 2006                                        2005
                                    ---------------------------------------------------------------------------------   -----------
                                                    BACHELOR      QUARTER                       RED
                                       DUPORT         LAKE       MOON LAKE     SHERRIDON        LAKE
                                      PROPERTY      PROPERTY      PROPERTY      PROJECT       PROPERTY       TOTAL         TOTAL
                                         $             $             $             $             $             $             $


BALANCE - BEGINNING OF PERIOD        16,834,784     5,585,956       338,593             -             -    22,759,333        75,906
                                    -----------   -----------   -----------   -----------   -----------   -----------   -----------
AMOUNTS INCURRED DURING
    THE PERIOD

    EXPLORATION EXPENDITURES

    Accounting                                -        13,272             -             -             -        13,272             -
    Airborne surveying                        -             -             -       187,650             -       187,650       250,268
    Assays                                    -        23,065             -             -             -        23,065        56,036
    Camp and equipment costs            110,727        97,224             -             -             -       207,951       209,549
    Consulting                           53,688       194,202         8,444       198,909         1,455       456,698       301,200
    Data                                      -             -             -        25,000             -        25,000             -
    Drilling                                  -       258,381             -             -             -       258,381     1,373,524
    Due diligence                         6,054             -             -         8,160             -        14,214        23,296
    Engineering                          26,856        23,020             -             -             -        49,876             -
    Exploration office costs             26,790        54,332             -         6,387             -        87,509        25,018
    Field personnel                      38,752       126,517             -             -             -       165,269       179,253
    Field supplies                            -             -             -             -             -             -        41,332
    Filing                                    -         2,250             -         1,000             -         3,250        14,035
    Geological                                -             -             -             -             -             -       199,030
    Insurance                                 -        16,719             -             -             -        16,719             -
    Maintenance                               -        15,178             -             -             -        15,178             -
    Mobilization, demobilization              -         6,132             -             -             -         6,132        88,766
    Rent and utilities                        -       106,577             -             -             -       106,577        30,669
    Site preparation                          -             -             -             -             -             -       232,706
    Surveying                             3,573             -             -             -             -         3,573        16,223
    Technical report                          -             -             -        10,859             -        10,859        10,000
    Telephone                               949        12,125             -             -             -        13,074         4,847
    Travel                               22,231        48,985         1,299        23,878         3,239        99,632       118,720
    Reimbursement / Recoveries                -       (91,449)      (14,288)            -             -      (105,737)    1,818,123
                                    -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                        289,620       906,530        (4,545)      461,843         4,694     1,658,142     4,992,595
                                    -----------   -----------   -----------   -----------   -----------   -----------   -----------
    OTHER ITEMS

    Acquisition costs and payments            -       165,782             -        63,250             -       229,032    11,260,000
    Claims staking and
        lease rental cost  4,876              -             -       147,690             -       152,566        12,458
    Legal                                 1,809        49,597             -       100,713        14,141       166,260       385,207
    Capitalized dividend                 37,500             -             -             -             -        37,500        41,667
    Future income tax adjustment              -             -             -             -             -             -     5,091,000
    Asset retirement obligation               -             -             -             -             -             -       900,500
                                    -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                         44,185       215,379             -       311,653        14,141       585,358    17,690,832
                                    -----------   -----------   -----------   -----------   -----------   -----------   -----------
BALANCE BEFORE WRITE-DOWN            17,168,589     6,707,865       334,048       773,496        18,835    25,002,833    22,759,333

WRITE-DOWN (Note 4(b))                        -    (1,681,199)            -             -             -    (1,681,199)            -
                                    -----------   -----------   -----------   -----------   -----------   -----------   -----------
BALANCE - END OF PERIOD              17,168,589     5,026,666       334,048       773,496        18,835    23,321,634    22,759,333
                                    ===========   ===========   ===========   ===========   ===========   ===========   ===========


          The accompanying notes are an integral part of these interim financial statements.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                     FOR THE NINE MONTHS ENDED MAY 31, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)



1.       NATURE OF OPERATIONS

         Halo Resources Ltd. (the "Company") is a resource exploration company which is engaged in the acquisition, exploration and development of unproven mineral interests in Canada. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these unproven mineral interests contain economically recoverable ore reserves. Consequently the Company considers itself to be an exploration stage company. The amounts shown as unproven mineral interests and deferred costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the unproven mineral interests is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest, the ability of the Company to obtain the necessary financing to complete development, and future profitable production.


2.       SIGNIFICANT ACCOUNTING POLICIES

         These interim financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. Actual results could differ from those estimates. The interim financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim financial statements should be read in conjunction with the most recent annual financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.


3.       CAPITAL ASSETS


                                                                                                 AUGUST 31,
                                                                    MAY 31, 2006                    2005
                                                      ---------------------------------------   ------------
                                                                    ACCUMULATED     NET BOOK      NET BOOK
                                                         COSTS      DEPRECIATION     VALUE         VALUE
                                                           $             $             $             $

         Office furniture and equipment                     8,600         1,792         6,808         5,693
         Computer and telephone equipment                  20,398         5,762        14,636        15,512
         Mine equipment and facility                      247,305        18,841       228,464        11,556
                                                      -----------   -----------   -----------   -----------
                                                          276,303        26,395       249,908        32,761
                                                      ===========   ===========   ===========   ===========

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                     FOR THE NINE MONTHS ENDED MAY 31, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)



4.       UNPROVEN MINERAL INTERESTS

                                        ---------------------------------------   ---------------------------------------
                                                      MAY 31, 2006                            AUGUST 31, 2005
                                        ---------------------------------------   ---------------------------------------
                                                        DEFERRED                                 DEFERRED
                                        ACQUISITION   EXPLORATION      TOTAL      ACQUISITION   EXPLORATION      TOTAL
                                           COSTS         COSTS         COSTS         COSTS         COSTS         COSTS
                                             $             $             $             $             $             $

         Duport                          14,946,429     2,222,160    17,168,589    14,902,244     1,932,540    16,834,784
         Bachelor Lake                    1,291,060     3,735,606     5,026,666     2,756,880     2,829,076     5,585,956
         Quarter Moon Lake                  107,614       226,434       334,048       107,614       230,979       338,593
         Sherridon                          311,653       461,843       773,496             -             -             -
         Red Lake                            14,141         4,694        18,835             -             -             -
                                        -----------   -----------   -----------   -----------   -----------   -----------
                                         16,678,987     6,650,737    23,321,634    17,766,738     4,992,595    22,759,333
                                        ===========   ===========   ===========   ===========   ===========   ===========

         (a)      Duport Property, Ontario

                  Pursuant to an agreement dated February 18, 2005, the Company acquired from The Sheridan Platinum Group Ltd. ("Sheridan") a 100% interest in 93 mineral claims (the "Duport Property") covering an area of approximately 3,800 hectares, located near Kenora, Ontario. The Company paid $250,000 cash and issued one million common shares, at a fair value of $1,210,000, and $8 million in redeemable preferred shares (see Note 5). The purchase of the Duport Property was conducted on a tax-free roll-over basis to Sheridan and, accordingly, $9,210,000 of costs have no tax value.

                  The Company has agreed to pay a 2.5% net smelter return royalty ("NSR") on the first 1.5 million ounces of gold produced and a 5% NSR on the excess. The Company will have the right to buy back a 1% NSR for $2.5 million cash.

                  The Company has also acquired, through staking, ten mineral claims in the area of the Duport property, covering an area of approximately 1,700 hectares.

         (b)      Bachelor Lake Property, Quebec

                  On November 12, 2004, the Company entered into a heads of agreement with Wolfden Resources Inc. ("Wolfden"), whereby Wolfden would assign to the Company, Wolfden's option from Metanor Resources Inc. ("Metanor"), to earn a 50% undivided interest in two mining concessions and 51 mineral claims for a total of 1,851 hectares (the "Bachelor Lake Property"), located in the La Sueur Township, Quebec. On April 15, 2005, the Company and Wolfden signed the final agreement (the "Assignment and Assumption Agreement"). Under the agreed terms, the Company acquired Wolfden's option by paying $650,000 cash and issuing 1,400,000 common shares, at a fair value of $1,050,000. The Company was also responsible for all exploration costs incurred on the Bachelor Lake Property by Wolfden from the date of signing the heads of agreement and accordingly, reimbursed Wolfden $1,818,123 by paying $1,293,123 cash and issuing 700,000 common shares, at a fair value of $525,000. Upon exercising the option and after 50,000 ounces of gold or gold equivalent have been produced from the Bachelor Lake Property, the Company is required to pay to Wolfden a bonus payment of $250,000 cash and issue a further 250,000 common shares. The Company also agreed to pay a 0.5% royalty on the Company's share of the NSR. A director of the Company is also a director and officer of Wolfden.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                     FOR THE NINE MONTHS ENDED MAY 31, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)



4.       UNPROVEN MINERAL INTERESTS (continued)

                  Effective May 18, 2005, the Company and Metanor entered an agreement whereby Metanor acknowledged the Assignment and Assumption Agreement and the terms of the underlying option agreement on the Bachelor Lake Property were amended. Under the amendment, the Company could exercise its option to earn the 50% interest in the Bachelor Lake Property by spending a minimum of $500,000 of exploration on the Bachelor Lake Property and paying $100,000 to Metanor. On September 21, 2005, the Company exercised its option and paid the $100,000. The Bachelor Lake Property was then operated under a joint venture agreement (the "Bachelor Lake JV").

                  On May 2, 2006, the Company and Metanor entered into a purchase agreement (the "Metanor Purchase") whereby Metanor agreed to purchase the Company's 50% interest in the Bachelor Lake Property in consideration of $3.5 million cash, $750,000 in common shares of Metanor and a 1% NSR in favour of the Company.

                  Closing of the Metanor Purchase (the "Closing") is scheduled to occur (the "Completion Date") on the earlier of:

                  i) 30 days after Metanor completes a $5 million financing;  or
                  ii) September 2, 2006.

                  Until Closing occurs, Metanor assumes all costs, expenses and obligations relating to maintaining the Bachelor Lake Property in good standing until the Completion Date.

                  In the event the Closing does not occur within the Completion Date, the Company may elect to purchase Metanor's 50% interest in the Bachelor Lake Property under the same terms as the Metanor Purchase. The Company will then have four months to complete its acquisition. The Company would also assume all costs, expenses and obligations of the Bachelor Lake Property from its election until closing of the Company's purchase. If the Company does not elect to purchase Metanor's 50% interest then both parties will retain their respective 50% interests in the Bachelor Lake Property and operations would continue under the Bachelor Lake JV.

                  The Metanor Purchase contemplates payment of $3.5 million cash and common shares of Metanor with a fair value of $750,000, for total consideration of $4.25 million. Accordingly, during the nine months ended May 31, 2006, the Company recognized an impairment of $1,681,199.

                  To date Metanor has not notified the Company that it has arranged the necessary financing to complete the purchase of the Company's 50% interest in the Bachelor Lake Property.

         (c)      Quarter Moon Lake Property, Manitoba

                  On February 9, 2005, as amended February 9, 2006, the Company entered into a letter of intent ("Quarter Moon LOI") with Endowment Lakes (2002) Limited Partnership ("EL") regarding the option to earn up to an 80% interest in the Quarter Moon Lake Property, Manitoba. The Quarter Moon Lake Property
                  comprises five mining claims covering a total of 1,072 hectares and is located 75 kilometres northeast of Flin Flon and 61 kilometres northwest of Snow Lake. Under the terms of the Quarter Moon LOI, the Company has the right to acquire an initial 51% interest in the Quarter Moon Lake Property in which the Company paid $40,000 cash, issued 50,000 common shares of the

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                     FOR THE NINE MONTHS ENDED MAY 31, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)



4.       UNPROVEN MINERAL INTERESTS (continued)

                  Company, at a fair value of $60,000, and is required to complete a $250,000 minimum work commitment on or before March 9, 2006, paying a further $40,000 cash and issuing 50,000 common shares on or before March 9, 2006, and completing a further $250,000 work commitment on or before February 9, 2007. The Company has the option to earn an additional 29% interest by providing notice after the initial earn-in by completing an additional $1.5 million in exploration and development over a subsequent two year period, and paying an additional $40,000 and issuing 50,000 common shares on or before February 9, 2008. The Quarter Moon Lake Property will then be held 80% by the Company and 20% by EL. The Company will be responsible for advancing the property to production and will recover all costs out of production prior to sharing profits on an 80/20 basis. EL will hold a 1% NSR which can be purchased at any time for $1 million.

                  The Company and EL are currently negotiating a restructuring of the Quarter Moon LOI which will result in additional claims to be acquired and revised payment terms.

         (d)      Sherridon VMS Project, Manitoba

                  The  Sherridon  VMS  Project  comprises  approximately  13,915
                  hectares   located  in  the  Sherridon   area,   north-central
                  Manitoba, and comprises the following:

                  i) 51 unproven claims covering approximately 9,900 hectares, staked by the Company;

                  ii) heads of agreement  (the "Dunlop  HOA") dated  February 9,
                      2006, entered into by the Company and W. Bruce Dunlop Limited NPL, whereby the Company was granted the option to earn a 100% undivided interest in three unproven mineral claims, covering 536 hectares, for $90,000 cash ($15,000 paid), issuance of 250,000 common shares of the Company (25,000 shares issued) and expending a total of $170,000 in work expenditures over a four year period; and

                  iii)three  option  agreements  (the  "HBED  Options"),   dated
                      February 27, 2006, entered into by the Company and Hudson Bay Exploration and Development Company Limited ("HBED"), whereby the Company was granted options to acquire 100% interests in 24 unproven mineral claims and one mining lease covering approximately 3,478 hectares. In order to earn 100% interests in all of the mineral claims and the mining lease the Company will be required to make option payments totalling $650,000 and incur expenditures totalling $4,300,000, as follows:

                                                         OPTION         WORK
                      DATE                              PAYMENTS    EXPENDITURES
                                                           $             $

                      On signing                           30,000(paid)       -
                      First Anniversary                    70,000        30,000
                      Second Anniversary                  120,000       100,000
                      Third Anniversary                    80,000       790,000
                      Fourth Anniversary                  350,000     3,380,000
                                                      -----------   -----------
                                                          650,000     4,300,000
                                                      ===========   ===========

                      Upon agreement by both the Company and HBED, up to 25% of the option payments may be paid in common shares of the Company.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                     FOR THE NINE MONTHS ENDED MAY 31, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)



4.       UNPROVEN MINERAL INTERESTS (continued)

         (e)      Red Lake Property, Manitoba

                  On April 18, 2006, the Company entered into a letter of intent (the "Red Lake LOI") with Goldcorp. Inc. ("Goldcorp") regarding the option to earn a 60% interest in 67 mining claims, a 45% interest in two mining claims, and a 30% interest in ten mining claims (collectively the "Red Lake Property") located in Ball Township, Red Lake, Ontario. On June 20, 2006, the Company and Goldcorp completed a formal option agreement (the "Red Lake Option") on the Red Lake Property. Under the terms of the Red Lake Option, the Company is required to perform minimum exploration programs totalling $3 million, as follows:

                  DATE                                     $

                  December 31, 2006                       750,000
                  December 31, 2007                     1,000,000
                  December 31, 2008                     1,250,000
                                                      -----------
                                                        3,000,000
                                                      ===========

                  Upon spending the $3.0 million, the Company is entitled to elect to exercise the option of its interests. Upon notification of the Company's election, Goldcorp has 90 days to back-in and reacquire a 25% interest in the 67 mining claims, a 18.75% interest in two mining claims and a 12.5% interest in the ten mining claims by paying $6 million to the Company. If Goldcorp does not exercise its back-in right, the Company will then be required to issue one million common shares of its share capital to Goldcorp.


5.       REDEEMABLE PREFERRED SHARES

         The series 1 redeemable preferred shares (the "Redeemable Preferred Shares") were issued by the Company as partial consideration of its purchase of the Duport Property described in Note 4(a). The Redeemable Preferred Shares have a term of five years with payment of cumulative cash dividends, at the following rates:

         i) for each of the two years commencing November 1, 2004, an annual dividend of $50,000, payable in quarterly instalments, commencing on February 1, 2005 and ending on November 1, 2006; and

         ii) for each of the three years commencing November 1, 2006, an annual dividend of 4% of the Redeemable Preferred Shares outstanding, payable in quarterly instalments, commencing on February 1, 2007 and ending on November 1, 2009.

         The Company may elect to pay any of its dividends in common shares of its capital stock based on a 15 day average price prior to the date the dividend is due.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                     FOR THE NINE MONTHS ENDED MAY 31, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)



5. REDEEMABLE PREFERRED SHARES (continued)

         The Redeemable Preferred Shares are non-voting, non-convertible and can be redeemed in whole or in part by the Company at any time prior to November 1, 2009, as follows:

         i) make a cash payment of $8 million plus a $400,000 bonus, together with any accrued and unpaid dividends; or

         ii) provided all dividends payable pursuant to the terms of the Redeemable Preferred Shares have been paid, the Company may return the Duport Property to Sheridan.

         The Company may elect to redeem the Redeemable Preferred Shares through the issuance of common shares in its capital stock based on a 15 day average price prior to the date of redemption.

         If the Redeemable Preferred Shares have not been redeemed the Company will, effective November 1, 2009, retract the Redeemable Preferred Shares in consideration of $8 million plus accrued unpaid dividends (collectively the "Retraction Amount"), payable in cash or common shares of the Company based on a 15 trading day average price prior to the date of retraction.

         During the nine months ended May 31, 2006, the Company recorded $37,500 of dividends on the Redeemable Preferred Shares, which have been capitalized as part of resource interests. As at May 31, 2006, $4,167 of accrued dividends were included as part of accounts payable and accrued liabilities.


6.       SHARE CAPITAL

         Authorized:  unlimited common shares without par value
                         unlimited preferred shares

         Issued common shares:                              MAY 31, 2006               AUGUST 31, 2005
                                                      -------------------------   -------------------------
                                                         SHARES        AMOUNT        SHARES        AMOUNT
                                                                         $                           $

         Balance, beginning of period                  21,005,765    28,487,576     9,443,859    20,914,102
                                                      -----------   -----------   -----------   -----------
         Issued during the period

         For cash
              Private placements                        5,273,236     3,493,249     7,324,894     6,688,797
              Exercise of options                         150,000        67,500             -             -
              Exercise of warrants                      4,598,500     1,523,950     1,048,500       253,100
         Corporate finance                                 85,715        60,000        40,000        34,000
         For unproven mineral interests                    25,000        18,250     3,150,000     2,845,000
         Cancellation of escrow shares                          -             -        (1,488)            -
                                                      -----------   -----------   -----------   -----------
                                                       10,132,451     5,162,949    11,561,906     9,820,897
         Less:  flow-through share renunciation                 -      (820,633)            -    (1,566,000)
                share issue costs                               -      (302,729)            -      (681,423)
                                                    -------------   -----------   -----------   -----------
                                                       10,132,451     4,039,587    11,561,906     7,573,474
                                                    -------------   -----------   -----------   -----------
         Balance, end of period                        31,138,216    32,527,163    21,005,765    28,487,576
                                                    =============   ===========   ===========   ===========

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                     FOR THE NINE MONTHS ENDED MAY 31, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)



6.       SHARE CAPITAL (continued)

         (a) During the nine months ended May 31, 2006, the Company completed a non-brokered private placement of 3,293,070 flow-through common shares at a price of $0.70 per flow-through share and 1,980,166 non-flow-through units (the "Non-Flow-Through Units") at a price of $0.60 per Non-Flow-Through Unit, for total gross proceeds of $3,493,249. Each Non-Flow-Through Unit consisted of one common share and one share purchase warrant entitling the holder to purchase one further common share of the Company, for a period of two years at a price of $0.70 per share. The Company paid a total of $262,194 for commissions, incurred legal and filing costs totalling $40,535 and issued 523,323 warrants ("Finders' Warrants"). The Finder's Warrants have the same terms as the private placement warrants. A director of the Company purchased 20,000 flow-through shares for gross proceeds of $14,000.

                  As at August 31, 2005, the Company had received $958,950 in common share subscriptions and incurred $45,556 of share issue costs with respect to this private placement.

         (b) A summary of the number of common shares reserved pursuant to the Company's warrants outstanding at May 31, 2006, and the changes for the nine months ended May 31, 2006, is as follows:

                                                                       NUMBER

                  Balance, beginning of period                       10,331,859
                  Issued pursuant to private placements               1,980,166
                  Issued as finders warrants                            523,323
                  Issued for corporate finance fee                       85,715
                  Exercised                                          (4,598,500)
                                                                    -----------
                  Balance, end of period                              8,322,563
                                                                    ===========

                  Common shares reserved pursuant to warrants outstanding at May 31, 2006, are as follows:

                    NUMBER           EXERCISE PRICE         EXPIRY DATE
                                           $

                  2,313,182               1.50              December 23, 2006
                  2,698,530               1.35              December 23, 2006
                     20,000               1.35              December 23, 2006
                    701,647               1.05              December 23, 2006
                  2,071,015               0.70              September 14, 2007
                    432,474               0.70              September 29, 2007
                     85,715               0.75              October 14, 2007
                  ---------
                  8,322,563
                  =========

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                     FOR THE NINE MONTHS ENDED MAY 31, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)



7.       STOCK OPTIONS AND STOCK-BASED COMPENSATION

         The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSXV. During the nine months ended May 31, 2006, the Company granted 2,168,000 stock options to its employees, directors and consultants and recorded compensation expense of $359,822.

         The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the nine months ended May 31, 2006:

                  Risk-free interest rate         3.24% - 3.43%
                  Estimated volatility           61.41% - 64.96%
                  Expected life                     1.5 years
                  Expected dividend yield               0%

         The fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the nine months ended May 31, 2006, to the Company's employees, directors and consultants was $0.20 per share.

         Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         A summary of the Company's stock options at May 31, 2006, and the changes for the nine months ended May 31, 2006, is presented below:

                                                                     WEIGHTED
                                                                      AVERAGE
                                                         NUMBER      EXERCISE
                                                       OF OPTIONS      PRICE
                                                                         $
         Balance, beginning of period                   1,688,000       0.80
         Granted                                        2,168,000       0.54
         Exercised                                       (150,000)      0.75
         Expired                                         (753,000)      0.96
                                                      -----------
         Balance, end of period                         2,953,000       0.58
                                                      ===========

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                     FOR THE NINE MONTHS ENDED MAY 31, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)



7.       STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

         The following table summarizes information about the stock options outstanding and exercisable at May 31, 2006:

            OPTIONS            OPTIONS         EXERCISE
          OUTSTANDING        EXERCISABLE         PRICE       EXPIRY DATE
                                                   $

              600,000           600,000           0.60       May 31, 2007
               60,000            60,000           0.75       July 22, 2007
              150,000           150,000           0.70       September 27, 2007
              200,000           200,000           0.75       September 28, 2008
              630,000           630,000           0.75       September 29, 2008
              913,000           913,000           0.45       February 2, 2009
              400,000                 -           0.45       March 10, 2011
         ------------       -----------
            2,953,000         2,553,000
         ============       ===========


8.       CONTRIBUTED SURPLUS

         Contributed surplus is comprised of the following:

                                                         MAY 31,     AUGUST 31,
                                                          2006          2005
                                                           $             $

         Balance, beginning of period                     738,642       179,611
              Stock-based compensation (Note 7)           359,822       559,031
                                                      -----------   -----------
         Balance, end of period                         1,098,464       738,642
                                                      ===========   ===========


9.       RELATED PARTY TRANSACTIONS

         (a) During the nine months ended May 31, 2006, the Company incurred $176,275 for management, professional, accounting and administrative services provided by companies controlled by directors of the Company. As at May 31, 2006, accounts payable and accrued liabilities include $9,124 due to these related parties.

         (b) Other related party transactions are disclosed elsewhere in these financial statements.

         These transactions were measured at the exchange amount, which was the amount of consideration established and agreed to by related parties.


10.      COMMITMENT

         On May 17, 2006, the Company entered into an office lease agreement for its exploration office located in Flin Flon, Manitoba. The gross rent under the agreement is $16,150 per annum.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                     FOR THE NINE MONTHS ENDED MAY 31, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)


11.      SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash financing activities were conducted by the Company during the nine months ended May 31, 2006 and 2005, are as follows:

                                                          2006          2005
                                                           $             $
         Financing activities

             Common shares issued for mineral
                interests                                  18,250             -
             Common shares issued for corporate
                finance fee                                     -        34,000
             Common share issue costs                           -       (34,000)
             Share capital - future income tax
                adjustment                               (820,633)   (1,566,000)
             Future tax liability                         820,633    (1,566,000)
                                                      -----------   -----------
                                                           18,250             -
                                                      ===========   ===========

         Investing activity

             Unproven mineral interests                   (22,417)            -
                                                      ===========   ===========

         Operating activities

             Accrued dividend payable                       4,167             -
                                                      ===========   ===========

         Other supplementary cash flow information:

                                                          2006          2005
                                                           $             $
         Interest paid in cash                                  -             -
                                                      ===========   ===========
         Income taxes paid in cash                              -             -
                                                      ===========   ===========


12.      ASSET RETIREMENT OBLIGATION

                                                         MAY 31,     AUGUST 31,
                                                          2006          2005
                                                           $             $

         Balance, beginning of period                     938,500             -
         Liabilities assumed on acquisition                     -       900,500
         Accretion expense                                 57,000        38,000
                                                      -----------   -----------
                                                          995,500       938,500
                                                      ===========   ===========

         The total undiscounted amount of estimated cash flows required to settle the Company's estimated obligation is $1,018,567 which has been discounted using a credit adjusted risk free rate of 8.5%. The reclamation obligation relates to the Bachelor Lake Property. The present value of the reclamation liability may be subject to change based on management's current estimates, changes in remediation technology or changes to the applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur.

                               HALO RESOURCES LTD.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                     FOR THE NINE MONTHS ENDED MAY 31, 2006


BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at July 27, 2006 and should be read in conjunction with the unaudited interim financial statements and the accompanying notes for the nine months ended May 31, 2006 of Halo Resources Ltd. (the "Company"). Those financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at WWW.SEDAR.COM .

COMPANY OVERVIEW

The Company is a resource exploration company which historically was engaged in the acquisition, exploration and development of crude oil and natural gas properties in the United States. In 2004 the Company reorganized its corporate structure and business objectives. Effective March 1, 2004, the Company sold its remaining oil and natural gas property interest. The Company subsequently acquired a number of mineral property interests. The Company is now considered to be an exploration stage company engaged in the acquisition and exploration of precious and base metals on mineral interests located in Canada with active exploration programs in Quebec, Ontario and Manitoba. As of the date of this MD&A, the Company has not earned any production revenue, nor found any proved reserves on any of its mineral interests.

As of the date of this MD&A the Company is a reporting issuer in British Columbia, Alberta and Quebec. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "HLO", on the OTCBB under the symbol "HLOSF" and on the Frankfurt Stock Exchange ("FSE") under the symbol "HRL". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

EXPLORATION PROJECTS

DUPORT PROPERTY, ONTARIO, CANADA

The original NI 43-101 technical report on Duport was updated to review the exploration data compiled in 2005, and to provide recommendations for future work programs on the property aimed at expanding the resource base of the property. Preparations were made to commence a January/February program to drill test the numerous high priority targets generated by the successful 2005 helicopter-supported airborne magnetometer and electromagnetic ("EM") survey. Unfortunately, mild temperature conditions during January and February did not allow the building of sufficient ice thickness to support the drill rigs and it was necessary to defer the planned drill program until the next winter season.

The Company believes that the property shows very high potential to expand the existing resource, both laterally and along strike of the deposit, and discover additional ounces within prospective satellite geophysical targets associated with gold in historic drill holes in close proximity to the Duport deposit.

BACHELOR LAKE PROPERTY, QUEBEC

On May 2, 2006, the Company and Metanor entered into a purchase agreement (the "Metanor Purchase") whereby Metanor agreed to purchase the Company's 50% interest in the Bachelor Lake Property in consideration of $3.5 million cash, $750,000 in common shares of Metanor and a 1% NSR in favour of the Company.

Closing of the Metanor Purchase (the "Closing") is scheduled to occur (the "Completion Date") on the earlier of:

         i) 30 days after Metanor completes a $5 million financing; or
        ii) September 2, 2006.

Until Closing occurs, Metanor assumes all costs, expenses and obligations relating to maintaining the Bachelor Lake Property in good standing until the Completion Date.

In the event the Closing does not occur within the Completion Date, the Company may elect to purchase Metanor's 50% interest in the Bachelor Lake Property under the same terms as the Metanor Purchase. The Company will then have four months to complete its acquisition. The Company would also assume all costs, expenses and obligations of the Bachelor Lake Property from its election until closing of the Company's purchase. If the Company does not elect to purchase Metanor's 50% interest then both parties will retain their respective 50% interests in the Bachelor Lake Property and operations would continue under the Bachelor Lake joint venture

QUARTER MOON LAKE PROPERTY, MANITOBA

There was no activity on this property and the Letter of Intent ("LOI") with Endowment Lakes (2002) Limited Partnership ("EL") was extended. The Company is currently renegotiating the LOI to encompass additional claims and revised payment terms.

SHERRIDON VMS PROPERTY, MANITOBA

In January 2006, the Company completed a technical report on the Sherridon VMS Property in accordance with NI 43-101. The Company has continued to assemble a large land package in the Sherridon volcanic massive sulphide ("VMS") district located 70 km northeast of Flin Flon. The package includes six copper-zinc type deposits and is considered highly prospective for new VMS discoveries. The Company has now staked a total of 64 claims (approximately 12,700 ha) and together with the recent purchase of a strategically located land package of 2072 ha from Endowment Lakes, the Company ground is now 14,788 hectare. Through four option agreements The Company also has the right to acquire a 100% interest in 27 other mining claims and one mineral lease in the Sherridon area bring the total land package to approximately 18,800 hectare. The most significant of these agreements are those with Hudson Bay Exploration and Development Company Limited ("HBED") which allow the Company to acquire 100% of the substantial Jungle and Park copper-zinc deposits. Under a separate agreement HBED has also agreed to provide the Company with access to its historical exploration database within the Sherridon VMS Property.

Under the technical direction of Eckart Buhlmann, an exploration team has been assembled and the 2006 exploration plan developed. The compilation of the large body of recently acquired government assessment data is well underway. The detailed exploration data provided by HBED represents a major strategic exploration asset and will assist the Company greatly to define the location of the mineralized horizons on the north rim of the Sherridon dome.

A deep-penetrating and high resolution helicopter-borne geophysical survey covering the entire property at a 100 m line spacing is near completion. A field program is also being conducted in the vicinity of existing Cu-Zn deposits to define possible controls on mineralization. This work will be integrated and compiled with the historical database and the results of the current airborne
(EM) survey to set the foundation for additional ground geophysical surveying and diamond drilling in August, 2006.

Data verification and geological modeling of the six existing Cu-Zn sulphides deposits located on the Sherridon property is in progress and will also be used to assist in establishing exploration targets adjacent to each of the known mineralized deposits.

RED LAKE PROPERTY, ONTARIO

On June 20, 2006 the Company completed a formal option agreement with Goldcorp Inc. ("Goldcorp") on its Middle Bay, Pipestone Bay and Biron Bay properties (collectively the "Red Lake Property") located in Ball Township, Red Lake, Ontario.

Under the terms of the option agreement the Company can earn a 60% interest in 67 mining claims, a 45% interest in two mining claims, and a 30% interest in ten mining claims by spending $3 million on exploration by December 31, 2008. Upon spending the $3 million, the Company is entitled to elect to exercise the option of its interests. Upon notification of the Company's election, Goldcorp has 90 days to back-in and reacquire a 25% interest in the 67 mining claims, a 18.75% interest in two mining claims and a 12.5% interest in the ten mining claims by paying $6 million to the Company. If Goldcorp does not exercise its back-in right, the Company will then be required to issue one million common shares of its share capital to Goldcorp.

The Red Lake greenstone belt is host to the richest gold deposit in the world. The high-grade zone at the Red Lake Mine contains 4.6M ounces at a grade of 2.35 oz/ton gold. The Red Lake Camp has produced over 20M ounces and is currently being explored by a number of senior gold companies that include AngloGold, Teck Cominco, Barrick and Goldcorp.

The Red Lake Property is located about 32 km west of the prolific Campbell and Red Lake Mines. The property covers widespread gold mineralization from surface showings and small gold deposits. Of interest is a 5.5 km long, arcuate, intensely carbonate-altered structural horizon that trends through Middle Bay and lies south of a prominent late-stage ultramafic body centered on Pipestone Bay. Previous exploration by Goldcorp and others have returned significant surface gold values including up to1.87 opt over 1.8 meters and 0.38 opt over
7.3 meters respectively from surface trenching.

The Company has completed a systematic exploration including diamond drilling for the area and will commence its earn-in program immediately.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian GAAP.

                              ------------------------------------   -------------------------------------------------   ---------
                                             FISCAL                                        FISCAL                          FISCAL
                                              2006                                          2005                            2004
                              ------------------------------------   -------------------------------------------------   ---------
THREE MONTH PERIODS ENDING      MAY 31       FEB 29       NOV 30       AUG 31       MAY 31       FEB 28       NOV 30       AUG 31
                                   $            $            $            $            $            $            $            $
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------   ---------

OPERATIONS:
Revenues                           4,513        3,498        4,650        5,549       13,016       12,323          443      19,930
Net income (loss)             (1,821,875)   (246,430)     (310,510)    (343,202)    (257,398)     485,859     (253,369)   (166,197)
Basic and diluted
   income (loss) per share         (0.06)       (0.01)       (0.01)       (0.01)       (0.01)        0.03        (0.03)      (0.03)
Dividends per share                  Nil          Nil          Nil          Nil          Nil          Nil          Nil         Nil

BALANCE SHEET:
Working capital                  967,196      751,209    1,358,021      506,811      821,010    4,809,864        7,121     278,710
Total assets                  24,663,418   25,487,480   25,971,467   23,928,682   22,474,879    6,346,291      318,900     417,581
Total long-term liabilities   14,399,133   14,560,133   14,756,133   14,266,500   13,314,000          Nil          Nil         Nil
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------   ---------

RESULTS OF OPERATIONS

During the nine months ended May 31, 2006 ("2006"), the Company reported a net loss of $2,378,815, an increase in loss of $2,353,907, from the $24,908 loss reported during the nine months ended May 31, 2005 ("2005"). The increase in the net loss in 2006 compared to 2005, is primarily attributed to the decrease of $598,000 in future income tax recovery, from $1,343,000 in 2005 to $745,000 in 2006, offset by a $170,961 increase in general and administrative expenses and $1,681,199 write-down of the Bachelor Lake Property.

General and administrative costs increased from $829,540 in 2005 to $1,000,501 in 2006, as follows:

                                                          2006          2005
                                                           $             $

    Accounting and administration                          81,225        71,075
    Advertising and related                                36,066        15,129
    Consulting and professional fees                      239,166       164,843
    Corporate capital taxes                                 5,743             -
    Filing fees and transfer agent                         35,472        36,301
    Foreign exchange                                        1,074        11,077
    Investment conferences                                 65,510       163,038
    Investor relations and shareholder communications      97,814       107,470
    Insurance                                              16,392             -
    Legal and audit                                       123,121        52,293
    Office and general                                     82,420        21,423
    Office rent and operating costs                        14,835        22,138
    Printing                                               11,103        15,683
    Salaries and benefits                                  63,288        68,276
    Telephone                                              10,182        11,186
    Travel and related costs                              102,871        58,408
    Website and internet costs                             14,219        11,200
                                                      -----------   -----------
                                                        1,000,501       829,540
                                                      ===========   ===========

General and administration expenses increased during 2006, due to increased activities relating to the Company's property acquisitions, ongoing financing activities, increased consulting and professional fees, shareholder communications and investor relations activities. Significant expenditures incurred during 2006, include $102,566 for legal costs incurred primarily for the initial preparation of the Company's AIF, general legal advice on financings and a general increase in activities; $35,472 for transfer agent and regulatory filings for the Company's financing and property filings; $20,555 for independent audit costs; $239,166 for incurred consulting and professional fees provided for financing opportunities; $97,814 for investor relations and shareholder communications costs; $65,510 for attendance and presentations at numerous investment conferences in Canada, the United States and Europe; $102,871 for travel and related costs, primarily to attend investment conferences and meetings with the investment community; $82,420 for office and miscellaneous; and $63,288 for salaries and benefits paid to the President of the Company. During 2006, accounting and administration expenses of $81,225 was billed by Chase Management Ltd. ("Chase"), a private company owned by Nick DeMare, a director and the CFO of the Company. Chase is currently paid a base amount of $3,000 per month for bookkeeping, accounting, administration and corporate filing services provided by Chase personnel, exclusive of Mr. DeMare, and $2,500 per month related to Mr. DeMare's services as the CFO of the Company.

The Company also recorded a non cash stock-based compensation charge of $359,822 in 2006 on the granting of 2,168,000 stock options, compared to $559,031 in 2005, when the Company granted 1,078,000 stock options. The calculation is based on the fair value of stock options granted by the Company using the Black-Scholes option pricing model, which uses estimates and assumptions.

In September 2005, the Company completed a private placement financing whereby it issued a total of 5,273,236 common shares for $3,493,249 cash proceeds. Of the total financing, 3,293,070 common shares were issued on a flow-through share basis, for $2,305,149 cash proceeds. Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements have been renounced by the Company to investors in accordance with Canadian income tax legislation. The renunciation of such expenditures is accounted for as a financing cost related to the flow-through issuance and resulted in a $820,633 reduction in share capital with a corresponding increase in the Company's future tax liability. The Company also received $1,523,950 in 2006 from the exercise of warrants to purchase 4,598,500 common shares.

In September 2005, the Company exercised its option on the Bachelor Lake Property and subsequently acquired additional claims, for a total consideration of $165,782. The Company also paid $166,260 for legal costs associated with property acquisitions and documentation, $152,566 for claims staking and $63,250 option payments on the Sherridon VMS Property, and $37,500 for capitalized dividend on the Duport Property. The Company also recorded a total of $1,658,142 for exploration expenditures. As a result of an agreement to sell its 50% interest in the Bachelor Lake Joint Venture, the Company has written down the carrying value of the joint venture interest by $1,681,199, reflecting its intrinsic fair value of $4.25 million. Detailed discussion of the Company's exploration activities conducted is discussed in "Exploration Projects".

As a result of the application of previously unrecognized losses in 2006, the Company recognized a future income tax recovery and a reduction of the future income tax liability of $745,000.

FINANCIAL CONDITION / CAPITAL RESOURCES

The Company's practice is to proceed with staged exploration, where each stage is dependent on the successful results of the preceding stage. To date the Company has not received any revenues from its mining activities and has relied on equity financing to fund its commitments and discharge its liabilities as they come due. As at May 31, 2006, the Company had working capital of $967,196. Although final budgets have not been completed, the Company expects to continue exploration work on its Sherridon and Duport Properties. The Company will also conduct due diligence on the Red Lake Property. The Company will require additional financings to maintain its core operations and planned exploration. In addition, results from its exploration programs and/or additional mineral property acquisitions may result in additional financial requirements. There is no assurance that funding will be available on terms acceptable to the Company or at all. If such funds cannot be secured, the Company may be forced to curtail additional exploration efforts to a level for which funding can be secured.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

On May 2, 2006, the Company entered into an agreement to sell its 50% interest in the Bachelor Lake joint venture, as described in detail in "Exploration Projects - Bachelor Lake Property, Quebec". As of the date of the MD&A, the Company has not been notified by Metanor that it has arranged the necessary financing to complete the Metanor Purchase.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the August 31, 2005 audited financial statements.

CHANGES IN ACCOUNTING POLICIES

The Company has no changes in accounting policies.

TRANSACTIONS WITH RELATED PARTIES

During the nine months ended May 31, 2006, the Company was charged $176,275 for management, professional, accounting and administrative services provided by companies controlled by officers and directors of the Company. As at May 31, 2006, accounts payable and accrued liabilities include $9,124 due to these related parties.

RISKS AND UNCERTAINTIES

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

INVESTOR RELATIONS ACTIVITIES

The Company has retained, on a part time basis and on a contract basis, a number of assistants during 2006. A number of other consultants were also retained during fiscal 2006, on an interim trial basis but all were terminated after short term engagements. The services provided by these consultants related to assistance in co-ordinating Company road shows in Europe and North America.

On March 10, 2006, the Company entered into an investor relation agreement with Clark Avenue Company Inc. ("Clark Avenue") to provide market awareness and investor relations on behalf of the Company. The agreement is for a term of one year. Clark Avenue is paid $5,000 per month, and the Company also granted Clark Avenue an option to purchase 400,000 common shares of the Company exercisable at a price of $0.45 per share on or before March 10, 2011. During the nine months ended May 31, 2006, the Company paid $15,000 to Clark Avenue.

During the nine months ended May 31, 2006, the Company was active in providing corporate awareness of its work programs. The Company was also active in attending and presenting at a number of investment conferences and trade shows in Vancouver, Toronto, Winnipeg, San Francisco, New York and Frankfurt. The Company is also using a number of web based advertisers. During the period, the Company paid $36,066 for advertising, $65,510 for investment conferences, $97,814 for investor relations and shareholder communications and $11,103 for printing costs associated with investor materials and pamphlets.

On June 7, 2006, the Company entered into an investor relations agreement with Value Relations GmbH ("Value Relations") to provide investor relations and corporate financing activities in Europe. The Company has agreed to pay Value Relations US $5,000 per month for a period of five months.

The Company maintains a web site at WWW.HALORES.COM .

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at July 27, 2006, there were 31,138,216 issued and outstanding common shares, 2,653,000 stock options outstanding and exercisable, at an exercise price ranging from $0.45 to $0.75 per share, and 8,322,563 warrants outstanding, with exercise prices ranging from $0.70 and $1.50 per share.

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Marc Cernovitch, a Director and Chief Executive Officer of Halo Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Halo Resources Ltd., (the issuer) for the interim period ending May 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  July 28, 2006


/s/ MARC CERNOVITCH
----------------------------------
Marc Cernovitch,
Director & Chief Executive Officer

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Nick DeMare, a Director and Chief Financial Officer of Halo Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Halo Resources Ltd., (the issuer) for the interim period ending May 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  July 28, 2006


/s/ NICK DEMARE
----------------------------------
Nick DeMare,
Director & Chief Financial Officer